UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Tyra Biosciences, Inc.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

90240B 106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90240B 106	SCHEDULE 13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS Canaan XI L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,936,595
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,936,595
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,936,595
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

The percent of class was calculated based on 41,265,756 shares of common stock outstanding as of October 31, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2021, as filed with the Securities and Exchange Commission on November 3, 2021.

CUSIP No. 90240B 106	SCHEDULE 13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Canaan Partners XI LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,936,595
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,936,595
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,936,595
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5% (1)
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 90240B 106	SCHEDULE 13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS Canaan 2020+ Co-Investment L.P. — Series 7
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 473,396
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 473,396
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 473,396
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.1% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

The percent of class was calculated based on 41,265,756 shares of common stock outstanding as of October 31, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2021, as filed with the Securities and Exchange Commission on November 3, 2021.

CUSIP No. 90240B 106	SCHEDULE 13G	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS Canaan Partners 2020+ Co-Investment LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 473,396
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 473,396
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 473,396
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.1% (1)
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 90240B 106	SCHEDULE 13G	Page 6 of 8 Pages

Item 1.	Issuer

(a) Name of Issuer:

Tyra Biosciences, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

2656 State Street

Carlsbad, CA 92008

Item 2.	Filing Person

(a) – (c) Name of Persons Filing; Address; Citizenship:

(i)	Canaan XI L.P., a Cayman Islands limited partnership ( “Canaan XI”);

(ii)	Canaan Partners XI LLC, a Delaware limited liability company (“Canaan XI GP”);

(iii)	Canaan 2020+ Co-Investment L.P. — Series 7, a Delaware limited partnership (“Canaan Series 7”); and

(iv)	Canaan Partners 2020+ Co-Investment, LLC, a Delaware limited liability company (“Canaan 2020+ GP”).

The address of the principal business office of each of the reporting persons is 2765 Sand Hill Road, Menlo Park, California 94025.

(d) Title of Class of Securities:

Common stock, $0.0001 par value per share, (the “Common Stock”)

(e) CUSIP Number:

90240B 106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act;

(b) ☐ Bank as defined in Section 3(a)(6) of the Act;

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) ☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 90240B 106	SCHEDULE 13G	Page 7 of 8 Pages

Item 4.	Ownership.

(a) and (b)

Amount beneficially owned:

(i)	Canaan XI directly owns 3,936,595 shares of Common Stock, which represents approximately 9.5% of the outstanding shares of Common Stock.

(ii)	Canaan XI GP is the general partner of Canaan XI and may be deemed to beneficially own 3,936,595 shares of Common Stock, which represents approximately 9.5% of the outstanding shares of Common Stock.

(iii)	Canaan Series 7 directly owns 473,396 shares of Common Stock, which represents approximately 1.1% of the outstanding shares of Common Stock.

(iv)

Canaan 2020+ GP is the general partner of Canaan Series 7 and may be deemed to beneficially own 473,396 shares of Common Stock, which represents approximately 1.1% of the outstanding shares of Common Stock.

(c) Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Canaan XI L.P.	3,936,595	0	3,936,595	0
Canaan Partners XI LLC	3,936,595	0	3,936,595	0
Canaan 2020+ Co-Investment L.P. — Series 7	473,396	0	473,396	0
Canaan Partners 2020+ Co-Investment LLC	473,396	0	473,396	0

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 41,265,756 shares of common stock outstanding as of October 31, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2021, as filed with the Securities and Exchange Commission on November 3, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 90240B 106	SCHEDULE 13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2022

CANAAN XI L.P.

By:	CANAAN PARTNERS XI LLC, its General Partner

By:	/s/ Nancy Levenson
Nancy Levenson, Attorney-in-Fact

CANAAN PARTNERS XI LLC

By:	/s/ Nancy Levenson
Nancy Levenson, Attorney-in-Fact

CANAAN 2020+ CO-INVESTMENT L.P. — SERIES 7

By:	CANAAN PARTNERS 2020+ CO-INVESTMENT LLC, as its General Partner
By:	CANAAN MANAGEMENT LLC, its Manager
By:	/s/ John J. Pacifico
John J. Pacifico, Chief Operating Officer

CANAAN PARTNERS 2020+ CO-INVESTMENT LLC

By:	CANAAN MANAGEMENT LLC, its Manager
By:	/s/ John J. Pacifico
John J. Pacifico, Chief Operating Officer